SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

Press release on EDAP TMS Reporting
its 2006 First Quarter Results
released on May 10, 2006

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ............. No .....X.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date :
EDAP TMS S.A.

S/HUGUES DE BANTEL
HUGUES DE BANTEL
CHIEF EXECUTIVE OFFICER

EDAP TMS S.A. REPORTS 2006 FIRST QUARTER RESULTS

Revenue Per Procedure Business Up 86% from Growing Demand for Therapy
Dedicated Marketing Campaigns, FDA Trial Moving Forward

Lyon, France, May 10, 2006 -- EDAP TMS S.A. (Nasdaq: EDAP), today reported financial results for the first quarter ended March 31, 2006. For the first quarter of 2006, the Company reported total revenues of EUR 5.2 million compared to EUR 5.1 million in the same quarter of 2005. First quarter revenue included the sale of ten lithotripsy and two Ablatherm-HIFU units and a dramatic increase in RPP "revenue-per-procedure" business. This is in line with the Company anticipation of future growth derived primarily from the HIFU division and its per procedure sales activity while unit sales will remain steady.

Financial Highlights:

  The Company's gross margin as a percentage of total revenue increased from 40 percent to 44 percent due to significant margins on two Ablatherm units sold and increasing contributions from higher margin per procedure and services revenues.
  The Company's operating expenses increased 16 percent from the prior year, in line with the company's strategy to focus on marketing and education, to enhance its Ablatherm-HIFU positioning and to strengthen its clinical leadership.
  Net loss for the first quarter was EUR 623,000 compared to a loss of EUR 140,000 for the first quarter of 2005 due to the increased spending on marketing and clinical and education for future growth and increased market penetration.
  The net loss includes EUR 317,000 attributable to negative changes in currency and tax in the comparable periods.
  As of March 31, 2006, the Company had EUR 7.6 million in cash compared to EUR 8.3 million at December 2005 end. Uses of cash included EUR 0.7 million for operating activities.

Hugues de Bantel, CEO of EDAP TMS, commented: "Our first quarter results give clear indications of the HIFU RPP growth opportunity we are successfully addressing with the launch of our strong and focused marketing and education programs. Expenses increased from these efforts as has market response demonstrated by a 20 percent increase in treatments and dramatic growth in the RPP business. We will address a HIFU treatment acceleration plan over the course of 2006 to increase this growth further."

EDAP: ABLATHERM-HIFU GROWTH DRIVEN BY RPP BUSINESS

For the first quarter of 2006, the HIFU division recorded a 11 percent growth in its revenue driven by a 86 percent increase in its RPP business. RPP as a percent of HIFU revenues increased from 22 percent in 2005 to 35 percent in 2006. While the Company sold the same number of Ablatherm units, the revenue from equipment sales declined due to the sale of an Ablatherm unit that was converted from a lease to an equipment sale at a reduced price.

Expenses increased 25 percent from EUR 871,000 in first quarter 2005 to EUR 1.1 million in first quarter 2006, in line with the Company's strategy to further strengthen its clinical credibility and expand its marketing and sales reach. Operating income remained positive. Gross margin as a percentage of revenue strengthened from 50 percent up to 56 percent on a quarterly comparison, thanks to significant margins on the two equipment sold and to an increasing contribution from margins on RPP and service revenues.

EDAP - HIFU Division:

Year	Revenues	Gross Margin %	Operating Income (Loss)

Q1 2005	1,761	50%	4
Q1 2006	1,949	56%	1

Total Ablatherm-HIFU treatments in the quarter were approximately 720 driven by RPP activity as compared to approximately 600 in the fourth quarter 2005. In total, 106 user sites were trained on Ablatherm-HIFU as of March 31, 2006. The increase was clearly correlated to countries where the therapy is being reimbursed, and the company continues to lead efforts aimed at securing additional reimbursements.

The company is seeing increasing interest following the EAU meeting held in Paris during April. The company's clearly confirmed clinical success coupled with the attractive side effect and recovery benefits to the patient have positioned Ablatherm-HIFU as an emerging treatment of choice, offering both patients and doctors significant benefits in the treatment of localized prostate cancer. Global consensus from the urology community is that Ablatherm-HIFU specifically is an important therapeutic offering for non-surgical patients diagnosed with prostate cancer for the first time and an emerging gold standard in the treatment of locally recurrent prostate cancer following radiation failure. This was confirmed in April 2006 by a clinical article appearing in the peer reviewed European Association of Urology Update from Prs. H. Azzouz and J. de la Rosette, Academic Medical Center, Amsterdam, The Netherlands, comparing HIFU options in prostate cancer to traditional therapies. The article also highlighted the technical and clinical advances of Ablatherm-HIFU as compared to less advanced HIFU devices also marketed.

Building on its recent success at the EAU Congress in Paris, the Company is aggressively marketing Ablatherm-HIFU to both doctors and patients to increase awareness of the efficacy, low side effects, high quality of life and rapid recovery available to patients who pursue Ablatherm-HIFU for both first indication and locally recurrent prostate cancer treatment. The Company's successful launch in the U.K. as well as strong growth in markets providing reimbursement helped increase awareness and is driving greater demand from the medical community.

In addressing the growing interest for Ablatherm-HIFU, the Company anticipates placing additional  Ablatherm-HIFU devices on a fixed RPP basis at major urology centers in Europe. This is the first part of the Company strategy to reach out to a maximum of patients by making the technology available to a greater number of hospitals and furthering use at high-traffic centers.

In May the company received confirmation that the first patient has been treated under the US clinical trials program with partner HealthTronics. EDAP will report on these events in greater detail at a future date.

TMS: STEADY SALES, CASH FLOWS

The UDS division net sales for the quarter remained stable at EUR 3.9 million. The company sold ten lithotripsy units versus nine for the previous year quarter. The level revenues related primarily to competitive pricing pressures as well as unit mix between mid-range and high-range models. Service fees were up from the larger installation base built over the past years and as more units entered servicing phases of their lifecycle. As of today, TMS has a strong backlog of seven lithotripters.

TMS - UDS Division :

Year	Revenues	Gross Margin %	Operating Income (Loss)

Q1 2005	3,920	30%	34
Q1 2006	3,863	31%	(66)

CORPORATE OUTLOOK

Hugues de Bantel, CEO of EDAP TMS, commented: "We are pleased to report the strong growth in our RPP business, which represents the key growth engine for Ablatherm-HIFU as it allows rapid access to technology which is becoming a new standard of care for localized prostate cancer addressing non-surgical patients and radiation failures. We intend to continue advancing our clinical credibility through clear, detailed clinical publication of the results obtained by our users and accurately marketing these outcomes to both the medical community and the patients seeking a less invasive therapeutic option for localized prostate cancer. Ablatherm-HIFU stands alone in the quantity and quality of our clinical data confirming the strongest outcomes and most attractive opportunities to offer the patient a high quality of life after treatment by pursuing Ablatherm-HIFU therapy.

"To make treatments grow faster, we will also be using our resources to advance the placement of RPP units at fixed centers with a minimum required utilization level as a means of quickly addressing and growing the market demand for Ablatherm-HIFU technology. This model allows us to ensure Ablatherm-HIFU is available to patients seeking treatment as well as build grass-roots demand for this therapy as patients learn about its significant advantages available as compared to existing offerings. This program will secure a larger base of long-term steady and recurring revenues through the investment of our capital resources in the near term. We intend to aggressively expand this program and others to meet the growing interest in offering Ablatherm-HIFU. Since the EAU meeting in Paris, we continue to receive ever more inquiries about Ablatherm from prospects at the Congress and the recent German Symposium hosted by EDAP in Frankfurt.

"We also anticipate increasing returns from our efforts in marketing, which include media, online, workshop and patient education components. These efforts are clearly already driving greater awareness of Ablatherm-HIFU as a therapeutic option. Patients are also creating more demand as traffic on our HIFU-Planet Web site continues to grow more than seven-fold in April alone. We believe many of these rewards will be recognized in the coming quarters through increased demand for Ablatherm-HIFU treatment and the establishment of Ablatherm-HIFU as a mainstream therapy choice required by the patient of his care provider."

Conference Call and Webcast
The company will host a conference call to discuss the results and answer questions from investors on Thursday, May 11, 2006, at 12:00 noon Eastern Time, 6:00 p.m. Paris Time. Investors may join the call live by dialing 866-200-5830 with passcode 558429# within the United States or +1-732-694-1588 from international locations and requesting the EDAP TMS 2006 First Quarter Conference Call.

Investors unable to join the call can access a playback of the conference call. To access the replay, please dial 866-206-0173 or +1-732-694-1571 and passcode 173563# beginning two hours after the end of the call until Saturday, May 18, 2005.
Participation in Congresses
EDAP will present at the American Urology Association (AUA) conference to be held in Atlanta, Georgia, May 20-23, 2006 (Booth #2445, Hall B3). EDAP will also be participating in the next British Association of Urological Surgeons (BAUS) conference to be held in Manchester, United Kingdom, June 27-29, 2006. Investors and others who will be attending the AUA meeting are invited to contact Investor Relations if they would like to schedule an appointment during the conference.

Stock Compensation charge related to Performance Stock Plan
The Company adopted FASB Statement 123(R) "Share-based payment" as of January 1, 2006. Statement 123(R) requires all share-based payments to employees of the Company, including grants of employee stock options, to be recognized in the income statement based on their fair values. As permitted by this new statement, the Company adopted the "modified prospective" method, in which compensation cost is recognized beginning January 1, 2006 based on the requirements of Statement 123(R) for all share-based payments granted after January 1, 2006 and based on the requirements of Statement 123 for all awards granted to employees prior to January 1, 2006 that remain unvested on the effective date. On February 17, 2005, the shareholders of EDAP TMS authorized the Board of Directors to grant up to 625,000 free shares to be issued to certain employees of the Company, subject to compliance with conditions and performance criteria fixed by the Board of Directors of the Company. On January 6, 2006, in accordance with the Performance Stock Plan authorized by the shareholders, the Board of Directors granted 564,100 rights to subscribe to new shares based on performance criteria to be achieved in 2006 and 2007. This plan is to be accounted for in accordance with FASB 123(R). The Fair Value of the award was determined at the grant date. Expense will be recognized only for the number of awards earned through attainment of the performance targets. As of March 31, 2006, the Company did not recognize any compensation expense related to the above Performance Stock Plan, as no objective for year 2006 has been yet achieved. Recognition of compensation expense will begin when it is the company's best estimate that the award will be earned.

About EDAP TMS S.A.
EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option or patients who failed radiotherapy treatment. The company is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

For more information on the Company, contact Halliburton Investor Relations at (972) 458-8000, the Corporate Investor Relations Dept at +33 (0)4 78 26 40 46 or see the Company's

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	March 31, 2006 Euros	March 31, 2005 Euros	March 31, 2006 $US	March 31, 2005 $US

Net sales of medical equipment	2,314	2,699	2,795	3,530
Net sales of spare parts, supplies and Services	2,870	2,377	3,465	3,109

TOTAL NET SALES	5,184	5,076	6,260	6,639
Other revenues	15	50	18	65

TOTAL REVENUES	5,199	5,126	6,278	6,704
Cost of sales	(2,913)	(3,062)	(3,517)	(4,004)

GROSS PROFIT	2,286	2,064	2,761	2,700
Research & development expenses	(595)	(450)	(718)	(589)
S, G & A expenses	(2,175)	(1,937)	(2,626)	(2,533)

Total operating expenses	(2,770)	(2,387)	(3,344)	(3,122)

OPERATING PROFIT	(484)	(323)	(583)	(422)
Interest (expense) income, net	14	7	17	9
Currency exchange gains (loss), net	(73)	(73)	(89)	220
Other income (loss), net	(3)	9	(4)	12

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(546)	(139)	(659)	(181)
Income tax (expense) credit	(77)	(1)	(93)	(1)

NET INCOME (LOSS)	(623)	(140)	(752)	(182)

Earning per share - Basic	(0.08)	(0.02)	(0.10)	(0.02)
Average number of shares used in computation of EPS	7,823,331	7,781,731	7,781,731	7,781,731
Earning per share - Diluted	(0.08)	(0.02)	(0.10)	(0.02)
Average number of shares used in computation of EPS	8,608,255	8,344,368	8,608,255	8,344,368

NOTE:  Translated for convenience of the reader to U.S. dollars at the 2006 average three months noon buying rate of 1 Euro = 1.2074 USD, and 2005 average three months noon buying rate of 1 Euro = 1.3079 USD.

EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars)
	March 31, 2006 Euros	December 31, 2005 Euros	March 31, 2006 $US	December 31, 2005 $US
Cash, cash equivalents and short term investments	7,591	8,317	9,214	9,849
Total current assets	21,846	22,034	26,519	26,092
Total current liabilities	9,675	9,557	11,744	11,318
Shareholders' Equity	16,871	17,372	20,480	20,572

NOTE:  Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.2139 USD, on March 31, 2006 and at the noon buying rate of 1 Euro = 1.1842 USD, on December 31, 2005.

EDAP TMS S.A. CONDENSED STATEMENTS OF OPERATIONS BY DIVISION THREE MONTHS ENDED MARCH 31, 2006 (Amounts in thousands of Euro's)
	EDAP S.A. HIFU Division		TMS S.A. UDS Division		EDAP TMS HQ	Consolidation Impact	Total After Consolidation
Net sales of medical devices	702		1,767		-	(155)	2,314
Net sales of spare parts, supplies & services	1,240		2,088		-	(458)	2,870
TOTAL NET SALES	1,942		3,855			(613)	5,184

Other revenues	7		8		-	-	15

TOTAL REVENUES	1,949		3,863		-	(613)	5,199

GROSS PROFIT	1,094	56%	1,192	31%	-	-	2,286	44%
Research & Development	(353)		(242)		-	-	(595)
Total SG&A plus depreciation	(740)		(1,016)		(419)	-	(2,175)

OPERATING PROFIT (LOSS)	1		(66)		(419)	-	(484)